April 27, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Attn:       Elaine Wolff, Esq., Legal Branch Chief
                    Steven Jacobs, Accounting Branch Chief
                    Jeffrey Shady, Esq.
                    Rachel Zablow
               Re:     LoopNet, Inc.
                          Amendment No. 1 to Registration Statement on Form S-1
                          Filed April 3, 2006
                          File No. 333-132138
Ladies and Gentlemen:
     We are submitting this letter on behalf of LoopNet, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2006 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (file No. 333-132138), as amended by Amendment No. 1 (the “Form S-1”). The Company is concurrently filing Amendment No. 2 to the Form S-1 (the “Amendment”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.
     Also enclosed, for the convenience of the Staff, are two copies of the Amendment marked to show changes from the most recent amendment (Amendment No. 1) of the Form S-1.

General
1.	We note that in March 2006, you issued to an accredited investor upon the exercise of a warrant 2000 shares of Series C Preferred Stock. Please provide us with your analysis with respect to the potential for the integration of the offer and sale of the Series C Preferred Stock with this public offering, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehre (February 28, 1992). We may have further comment.
     In response to the Staff’s comment, we supplementally provide the Staff with the following information and analysis.
     In 2001, the Company sold shares of Series C preferred stock and warrants to purchase Series C preferred stock in the following three tranches (the “Private Placements”):
•	November 30, 2001 — 13 accredited investors purchased 3,605,829 shares of Series C preferred stock for an aggregate purchase price of $4,425,175.87 and received warrants to purchase 802,911 shares of Series C preferred stock;
•	December 18, 2001 — 6 accredited investors purchased 35,994 shares of Series C preferred stock for an aggregate purchase price of $44,275.68 and received warrants to purchase 17,996 shares of Series C preferred stock; and
•	December 28, 2001 — 2 accredited investors purchased 23,498 shares of Series C preferred stock for an aggregate purchase price of $28,902.54 and received warrants to purchase 11,749 shares of Series C preferred stock.
     The shares of preferred stock and warrants were sold in reliance on an exemption from Federal registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and the Private Placements of all tranches of the Series C preferred stock and warrants closed in 2001.
     Pursuant to the terms of the warrants, the warrants are exercisable into shares of Series C preferred stock for five years from the date of issuance and therefore expire in November and December of this year. To date, warrants to purchase 891,520 shares of Series C preferred stock have been exercise. All warrants exercised to date have been exercised for cash. Because the warrants expire in November and December of this year, the Company anticipates that holders of the warrants will continue to exercise their warrants into shares of Series C preferred stock prior to their expiration dates.
     The following is our analysis as to why the Private Placements should not be integrated for purposes of registration under the Securities Act, with our initial public offering of common stock pursuant to the Form S-1 (the “IPO”) filed in 2006.

     Rule 152 of the Securities Act, adopted in Release No. 33-305, is a safe harbor for issuers undertaking a registered public offering after conducting a private offering. As interpreted by the Staff, a completed private offering will not be integrated with a subsequently commenced registered public offering. See Verticom, Inc. (avail. Feb. 12, 1986).
     Black Box Incorporated (avail. June 26, 1990), as amplified by Squadron, Ellenoff, Pleasant & Leher (avail. Feb. 28, 1992), addresses the availability of Rule 152 and other integration issues in the context of related private and public offerings. In point 4 of the Black Box letter, the Staff made clear that the private offering had to be completed before filing the registration statement for Rule 152 to apply and that the offering would be considered complete if there are binding commitments subject only to conditions outside the investor’s control.
     The Staff has indicated that the integration analysis should be based on the status at the time of the private placement of the convertible securities and warrants. Because the Private Placements were completed (i.e., closed and fully funded) in 2001, before the filing of the registration statement in 2006, Rule 152 applies to prevent integration with the IPO.
2.	We note your supplemental support for the assertion that LoopNet is the leading online marketplace for commercial real estate in the United States. We also note, however, that the support you provide does not indicate that you are the “leading online marketplace.” Rather, the report from ComScore only compares average daily visitors to LoopNet.com and CoStar.com. There appear to be numerous other companies that provide an online marketplace for commercial real estate. For example, your prospectus indicates that you also compete with companies such as Cityfeet.com and Property Line International. As such, please provide us with support for your statement that you are the “leading online marketplace for commercial real estate in the United States.”
     In response to the Staff’s comment, the Company has revised its presentation on pages 1, 26 and 43 by clarifying the description of the Company as the “leading online marketplace.” Such disclosure is based on the ComScore Media Trend Report dated April 21, 2006 (the “ComScore Report”) and is based on the number of unique visitors to the Company’s marketplace. The Company is providing supplementally to the Staff a copy of this report, which is attached to this letter as Exhibit A. The Company notes that the Minimum Reporting Standards of the ComScore Report, a copy of which is attached hereto as Exhibit B, provides that only companies that meet the minimum threshold of at least 30,000 unique users per month will be included in such report. Other than CoStar.com, no other online commercial real estate marketplace companies, including Cityfeet.com and Property Line International, meet the minimum threshold requirements to be reported in the ComScore Report.
3.	Refer to comment 3. The detailed narrative that appears with your artwork repeats disclosure found elsewhere in your prospectus and is not appropriate for the inside cover page. Please revise to eliminate or substantially limit the narrative information. The artwork on both the inside front cover and inside back cover of the prospectus should include only enough text to explain the graphic.

     In response to the Staff’s comment, the Company has revised the referenced artwork, a copy of which is attached hereto as Exhibit C. As the Company is looking to commence its road show and may begin printing the inside covers for the prospectus early next week, we would appreciate the Staff's concurrence that such artwork is acceptable.
Prospectus Summary, page 1
4.	Please revise here and throughout to define a “registered member.” Further, describe how an individual becomes a “registered member.” We may have further comments.
     In response to the Staff’s comment, the Company has revised the Prospectus Summary and throughout to provide additional disclosures describing a “registered member.”
Reconciliation of Adjusted EBITDA to Net Income, page 7
5.	We note that Adjusted EBITDA “provides a link between profitability and operating cash flow.” If you consider Adjusted EBITDA to be both a performance and a liquidity measure as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management’s use of the non-GAAP financial measure. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
     In response to the Staff’s comment, the Company has removed all references to adjusted EBITDA, including the sections entitled “Reconciliation of Adjusted EBITDA to Net Income” and is no longer using any non-GAAP financial measures in the S-1.
6.	Your current disclosure and response to comment 10 seem to imply that you are only adjusting EBITDA for stock-based compensation because of the revaluing of your options, which you do not anticipate to recur in the future. Please confirm that you will not be adjusting EBITDA in the future for stock-based compensation recognized under SFAS 123(R) or revise your disclosure accordingly.
     In response to the Staff’s comment, the Company has removed references to adjusted EBITDA, including the sections entitled “Reconciliation of Adjusted EBITDA to Net Income” and is no longer using any non-GAAP financial measures in the S-1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40
Operating Activities, page 40
7.	We have read your revisions provided in response to prior comment 27 and note that your discussion of cash flow from operating activities does not appear to address the underlying drivers impacting the changes in net income and working capital. For example, you disclose that 2004 and 2005 operating cash flows were impacted by increases in deferred revenues, but you omit explanation for those increases. Please revise.

     In response to the Staff’s comment, the Company has revised Operating Activities to include additional disclosures relating to the increase in net income and deferred revenue.
Board Committees, page 54
8.	Refer to comment 35. Please revise your prospectus to include your supplemental response.
     In response to the Staff’s comment, the Company has revised the “Management — Board Committees” disclosure on page 55 to provide additional information concerning the anticipated board committee meeting schedule previously included in our prior response.
Summary Compensation Table, page 56
9.	You indicate in footnote (1) that the executive officers “purchased” the restricted stock at the assumed fair market value of $0.20 per share. Please tell us why you include the value of the shares in the compensation table when the executives purchased the shares at the assumed fair market value. Further, revise to clarify that the $0.20 per share is a discounted rate rather than the fair market value. In this regard, we note your disclosure on page F-19
     In response to the Staff’s comment, the Company has revised the Summary Compensation Table to delete the dollar amounts in the third column as these shares were purchased at the then current fair market value as determined by the Company’s Board of Directors. Although our reading of Item 402 of Regulation S-K indicates that such awards could be excluded entirely from such table, in light of the subsequent independent appraisers report and reassessed value as determined by the Board, the Company has disclosed the “reassessed” value of such shares as of the fiscal year end (December 31, 2005) in footnote 1 to the table.
Certain Relationships and Related Transactions, page 61
Merger and Restructuring of Ownership, page 61
10.	We note your response to prior comment 38. Please explain the statement that members of the LLCs will be able to direct the LLCs to elect to participate in the offering with respect to certain shares of the company owned by the LLCs. Specifically, explain how the LLCs may participate in this offering and which shares of the company would be subject to such participation. Do you plan to add the shares held by the LLCs to this registration statement? Will the LLCs be named as selling shareholders? Also, please tell us when the LLC members will amend the operating agreements and provide a copy of the amended agreements for us to review. We may have additional comments.
     In response to the Staff’s comment, we supplementally provide the Staff with the following information.

     On November 30, 2001, the Company amended its Investors Rights Agreement. Through this agreement, certain shareholders of the Company, including the LLCs, were granted registration rights. Through this agreement, the Company is allowing the LLCs to elect to register all of the shares of the Company that each of the LLCs own. LoopNet Holdings LLC owns 4,374,995 shares of common stock and PropertyFirst LLC owns 4,375,001 shares of common stock, each on an as converted basis. Any such election by the LLCs is subject to the underwriters right to cutback participation.
     The operating agreements of each of the LLCs, as amended, provide that to the extent the LLCs are given the opportunity to participate in an offering, the LLCs will allow each member to direct the LLC to participate or not participate in the offering with respect to the number of Company shares of common stock held by the LLCs and allocated to such members. The number of Company shares of common stock allocated to a Member is the number of shares which would be distributed to a member on the liquidation of such LLC. Each of the LLCs have notified their members of the offering and requested direction from their members as to whether or not to participate in the offering with respect to the shares of Company common stock allocated to such member.
     Because the shares of Company common stock to be sold in the offering are registered in the name of the LLCs, each of the LLCs will be listed as selling stockholders with respect to the number of shares for which its members direct it to participate. Both of the LLCs are listed as selling stockholders in the "Principal and Selling Stockholders" table beginning on page 64 of Amendment No. 2. In footnotes 1 and 2 the Company has also listed the members of the LLCs who have requested that shares be sold in the offering at their direction by the LLCs. Subsequent to the closing of the offering, each LLC intends to dissolve and distribute all shares of Company common stock it holds to it members. For those members who have elected to participate in the IPO, the number of shares of Company common stock that they will receive on the liquidation of the LLCs will be reduced by the corresponding number of shares sold on their behalf in the offering. The Company is providing supplementally to the Staff the information materials sent to such LLC members with respect to the IPO as Exhibit D attached hereto.
     Further, the Company is providing supplementally to the Staff the amendments to the operating agreements of each LoopNet Holdings LLC and PropertyFirst, LLC as Exhibit E attached hereto. The LLCs have distributed these amendments to its members and are in the process of obtaining approval from members.
     Also provided supplementally are resolutions for each LoopNet Holdings LLC and PropertyFirst, LLC. These are attached hereto as Exhibit F. The Company anticipates the Managers and Management Board of each LLC will pass these resolutions, which will give the LLC the authority to participate in this offering using their members' shares.
     The Principal and Selling Stockholder table in Amendment No. 2 includes footnotes indicating the names of the LLC members who are participating in the offering. The update also provides a list of the selling stockholders, a list which includes the LLCs.
Principal and Selling Shareholders, page 63
11.	Please revise to discuss how the securities were acquired by the selling shareholders.
     In response to the Staff’s comment, the Company has revised the “Principal and Selling Stockholder” disclosure beginning on page 64 to provide the information requested.
Consolidated Financial Statements
Consolidated Statements of Income, page F-4
12.	We have read your response to prior comment 43 and are unable to understand why the stock-based compensation costs within the relevant expense categories would confuse investors’ analysis of trends in these expense line items. We believe that disclosure of the amount of expense related to stock based compensation is more appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements or within MD&A. We reissue prior comment 43 and refer you to SAB No. 107.F. If you continue to believe such presentation would impact the readers’ understanding of trends in your results, you should adequately explain such trends in MD&A within your discussion of operating results.
     In response to the Staff’s comment, the Company has revised the Consolidated Statements of Income to remove the line item for stock-based compensation and has now allocated such amounts to appropriate line items on the income statement and has included in Note 9 to the footnotes to the financial statements on page F-23 an allocation of such amounts. The Company has also included additional disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations about such trends.
Note 2 — Acquisition of BizBuySell, Inc., page F-12
13.	We have reviewed your response to prior comment 44 and do not understand how the acquisition of one entity is consistent with the facts and scope of SAB No. 80. Please further explain how you reached this conclusion.
     In response to the Staff’s comment, we supplementally provide the Staff with the following information and analysis.
     On October 1, 2004 the Company acquired BizBuySell for $4 million. For purposes of determining the significance of the acquisition, the Company considered S-X Rule 3-05 and determination of a significant subsidiary as defined under S-X Rule 1-02 (w). Based upon a comparison to the Company’s December 31, 2003 financial statements (the most recent annual financial statements at the time of acquisition), BizBuySell represented approximately 28% of pre-tax operating income, 3.3% of total assets, and 66% based on the equity investment test.
     In preparation for an initial public offering, the Company gave consideration to Staff Accounting Bulletin (SAB) 80 Application of Rule 3-05 In Initial Public Offerings. The SAB clearly recognizes the fact there may be inherent inconsistencies within Rule 3-05 when it states: “...that these tests literally applied in some initial public offerings may require financial statements for an acquired entity which may not be significant to investors because the registrant has had substantial growth in assets and earnings in recent years. Footnote 18 of SAB 80 further states: “An acquisition which was relatively significant in the earliest year for which a registrant is required to file financial statements may be insignificant to its latest fiscal year due to internal growth and/or subsequent acquisitions. Literally applied, Rules 3-05 and 1-02(w) might still require separate financial statements for the now insignificant acquisition.”
     Though SAB 80’s interpretative response highlights within footnote 19 examples of the aggregation of discrete businesses similar to roll up transactions with the cited examples of nursing homes, hospitals or cable TV systems, the footnote also indicates: “This bulletin does not address all possible cases in which similar relief may be appropriate but, rather, attempts to describe a general framework within which administrative policy has been established”. There is no reference within the SAB as to a minimum number of acquisitions before the SAB can be applied. As highlighted in the above paragraph, the SAB describes such matters in a singular context as it refers to “entity” and “acquisition”.
     In the case of the Company’s acquisition of BizBuySell, BizBuySell has remained substantially intact since the acquisition and is a discrete business. The Company has experienced significant growth in both assets and earnings in recent years (as identified in the Selected Consolidated Financial Data disclosures in the Registration Statement). The application of the significant subsidiary test in relation to the Company’s December 31, 2005 financial results indicates BizBuySell represents less than 10% of pre-tax operating income, 11% of total assets, and 14% based on the equity investment test. With SAB 80 the staff “intended to ensure that the registration statement will include not less than three, two and one year(s) of audited financial statements for not less than 60%, 80% and 90%, respectively, of the constituent businesses that will comprise the registrant on an ongoing basis”. Under these measures, the Company has in effect met the 90% threshold as 15 months of BizBuySell are reflected in the Company’s financial statements since the acquisition date through December 31, 2005. The Company believes the application of SAB 80 is an effective measure in determining what is relevant to the investor when considering the significance of an acquisition for a company experiencing rapid growth.
Note 8 — Stock Option Plan, page F-18
14.	Related to prior comments 36 and 47, please tell us why you only revalued the stock options and restricted stock at the exercise date rather than at each reporting period. Please refer to paragraph 4 of FIN No. 28.
     In response to the Staff’s comment, we supplementally provide the Staff with the following information and analysis.
     The Company’s option agreement allows for the exercise of options with promissory notes “...as the Board may approve from time to time”. The Company has the unilateral right to deny the exercise of options or restricted stock with promissory notes. The option agreement does not establish the required interest rate terms associated with any notes received. For those cases where promissory notes have been received, the interest rate applicable to the loan was established at the point of exercise only after being approved by the Company’s board. Historically the exercise of options and restricted stock with promissory notes has been limited to certain executives of the Company and occurred infrequently.
     Under EITF 00-25 Issue 25, paragraph 108: “..assuming the award otherwise qualifies to be accounted for as a fixed award, the measurement date is not changed from the grant or award date to a later date if the interest rate (whether variable or fixed) is established upon exercise, rather than at the grant date, as long as the interest rate on the note is a market rate based on the rate environment at the date the award is exercised.” At the time the Company received promissory notes for the exercise of stock options and restricted stock, the promissory notes approved by the Board at exercise included interest rates based on IRS applicable Federal Rates and were deemed to be non-market based interest rates. As a result, a remeasurement date occurred upon the exercise of such options and restricted stock.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-1
15.	Please expand paragraph (1) to disclose the date of each sale and the title and amount of securities sold. Also disclose the purchase price and exercise price separately for each sale. It is not appropriate to aggregate information about all sales occurring during the three-year period.

     In response to the Staff’s comment, the Company has revised the Part II, Item 15 disclosure to provide the information requested.
16.	You indicate that “since January 2003, the registrant has issued to directors, officers, employees and consultants options to purchase 3,689,784 shares of common stock...” Please revise to describe the consideration received in exchange for the options.
     In response to the Staff’s comment, the Company has revised the Part II, Item 15 disclosure to describe the consideration received by the Company in exchange for the issuance of stock options.
17.	We note that you are relying in part on the exemption from registration provided by Rule 701. Please provide to us a detailed analysis of how the relevant sales met the conditions of Rule 701.
     In response to the Staff’s comment, we supplementally provide the Staff with the following information. In connection with issuances of options and sales of stock made pursuant to Rule 701, the Company was eligible to rely on the exemption provided by such rule, as the issuances and sales met the conditions required by Rule 701. Pursuant to Rule 701(b)(1), the Company was (and currently is) not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act and was (and is) not an investment company registered or required to be registered under the Investment Company Act of 1940. Pursuant to Rule 701(c), offers and sales of securities made in reliance on the rule were made under a written compensatory benefit plan established by the Company -- the Company's 2001 Stock Option (the “Plan”) -- and the recipients of securities under the Plan were directors, officers, employees or consultants of the Company. The Company is also aware of the sales limitations under Rule 701(d), and in any given 12-month period the aggregate sales price or amount of securities sold in reliance on Rule 701 has met the requirements of either Rule 701(d)(i) or 701(d)(iii).
Item 16. Exhibits and Financial Statements Schedules
Exhibit 5.1 — Legal Opinion
18.	We note your draft legal opinion. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to Delaware General Corporate Law includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     In response to the Staff’s comment, Heller Ehrman LLP, counsel to the Company, confirms that the reference and limitation to Delaware General Corporate Law in the Exhibit 5.1 includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
19.	The assumption relating to compliance with all applicable securities laws is not appropriate. Please provide a revised opinion that omits this assumption.
     In response to the Staff’s comment, Exhibit 5.1 has been revised accordingly. We have supplementally provided Exhibit 5.1 as Exhibit G attached hereto.

Other Matters
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that the Staff’s comments and changes in the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to any filing by the Company; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments to me via facsimile at (650) 324-6093, or by phone to Karen A. Dempsey of this office at (415) 772-6540 or me at (650) 324-6704. Thank you for your assistance.
Very truly yours,
/s/ Hutch H. Hsieh
HELLER EHRMAN LLP

cc:	Richard J. Boyle, Jr., Loopnet, Inc. Rick Kline, Ernst & Young LLP